FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2005

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange by The "Shell" Transport and Trading Company, p.l.c. on 14th January 2005.

On 12 January 2005, The "Shell" Transport and Trading Company, p.l.c. received a notification dated 11 January 2005 from The Capital Group Companies, Inc. ("Capital") pursuant to Section 198 of the Companies Act 1985 that Capital has an interest in 467,312,550 Ordinary shares of 25p each in the Company being 4.855 per cent of the issued Ordinary share capital held as follows:

No. of Shares
Capital Guardian Trust Company	48,649,138
Capital International Limited	112,364,728
Capital International S.A.	8,377,447
Capital International Inc	9,140,035
Capital Research and Management Company	288,781,202

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By M. Edwards (Assistant Company Secretary)
Date: 14 January 2005